UNITED STATES OF AMERICA
                       SECURITITES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                        PURSUANT TO RULE 13a-16 or 15d-16
                   OF THE SECURITIES AND EXCHANGE ACT OF 1934

                            For the month of May 2003

                                  QUINENCO S.A.
               (Exact name of registrant as specified in charter)

                                 QUINENCO, INC.
                 (Translation of registrant's name into English)

                                  Quinenco S.A.
                        Enrique Foster Sur 20, 14th Floor
                           Santiago, Republic of Chile

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12(g)3-2(b) under the Securities Act of 1934

                              Yes |_|    No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12(g)3-2(b): ______________

      The following document is being filed with this 6-K report and is attached hereto.

Press Release dated 14 May 2003 announcing first quarter 2003 consolidated results.

[LOGO]
QUINENCO S.A.
www.quinenco.cl
www.quinencogroup.cl                                          First quarter 2003
--------------------------------------------------------------------------------

FOR IMMEDIATE RELEASE

For further information contact:

Quinenco S.A.
Cindi Freeman-IRO
(56-2) 750-7221
e-mail: cfreeman@lq.cl

                      QUINENCO S.A. ANNOUNCES CONSOLIDATED
                      RESULTS FOR THE FIRST QUARTER OF 2003

(Santiago, Chile, May 14, 2003) Quinenco S.A. (NYSE:LQ), a leading Chilean business conglomerate, announced today its consolidated financial results in Chilean GAAP, for the first quarter ended March 31, 2003.

Consolidated financial results are presented in accordance with Chilean GAAP. All figures are presented in constant Chilean pesos and have been adjusted to reflect the effects of inflation (3.8% year-over-year). Figures in US$ have been converted from Chilean pesos (Ch$) at the observed exchange rate on March 31, 2003 (Ch$731.56 = US$1.00) and are only provided for the reader's convenience.

                               1Q 2003 HIGHLIGHTS

o Quinenco reported a net profit for the first quarter of 2003 of Ch$39,952 million (US$54.6 million), compared to a net loss of Ch$9,059 million (US$12.4 million) in 1Q 2002.

o In January 2003, Quinenco received a settlement of Ch$35,857 million (US$49.0 million) settlement in connection with the resolution of its conflict with its partners in IRSA, the controlling entity of CCU.

o Following a Ch$49,400 million (approx. US$67.5 million) capital injection by Quinenco in March 2003, Madeco signed a comprehensive 7 year loan restructuring agreement with its lenders.

o On March 27, 2003, Lucchetti was notified that its petition for an arbitration tribunal relating to the forced closure of its Peruvian plant was accepted by ICSID.


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QUINENCO S.A.
Enrique Foster Sur  No 20, floor No 14
Santiago / CHILE
Phone (56-2) 750-7100
Fax # (56-2) 750-7101
--------------------------------------------------------------------------------

[LOGO]
QUINENCO S.A.
www.quinenco.cl
www.quinencogroup.cl                                          First quarter 2003
--------------------------------------------------------------------------------

GROUP HIGHLIGHTS - FIRST QUARTER  2003 AND SUBSEQUENT EVENTS

Quinenco

On January 14, 2003, Quinenco announced an end to the arbitration proceedings initiated by the company in early 2001. Quinenco and the Schorghuber Group, Quinenco's joint venture partner in IRSA, the holding company which controls approximately 62% of CCU, modified their existing shareholders' agreement to allow Heineken to purchase the Schorghuber Group's interest in IRSA within a three-year period. The shareholders' agreement stipulates that Heineken may not compete with CCU in its established territories of Chile and Argentina. It also grants CCU exclusive production and distribution rights of the Heineken brand in both countries. As part of the agreement reached between the two parties, the Schorghuber Group paid Quinenco a US$50 million settlement on January 28, 2003. On April 17, 2003, the Schorghuber Group gave Quinenco formal notice of the sale of its interest in IRSA to Heineken Americas B.V., a subsidiary of Heineken International B.V., in accordance with the terms and conditions of the amended shareholders' agreement with Quinenco.

The agreement between the parties also provided for an extraordinary dividend distribution from CCU's retained earnings and the sale of the Karlovacka brewery in Croatia to Heineken.

CCU

On February 18, 2003, CCU's Board of Directors approved the sale of its 34% interest in Karlovacka, a Croatian brewery, to Heineken for an amount equivalent to ten times the brewery's annual EBITDA. On April 1, 2003, CCU announced that its 50%-owned subsidiary, SBE, had sold its interest to Heineken for 82.5 million Euros. As a result of the divestiture, CCU reported a net extraordinary gain of Ch$20,221 million (US$27.6 million) in its results for the first quarter of 2003.

In an extraordinary shareholders' meeting held on February 26, 2003, shareholders agreed to an extraordinary dividend totaling Ch$168,700 million (equivalent to US$223.4 million on 2/26/2003). This dividend will be distributed in several payments to be determined by the Board of Directors, by October 31, 2003. The first payment of Ch$177 per share (Ch$885 per ADR) totaling Ch$56,375,008,344 was made on March 14, 2003.

Madeco

On February 18 2003, pursuant to approval by shareholders at an extraordinary shareholders' meeting held on November 14, 2002, Madeco initiated a Ch$101,380 million capital increase. On March 4, 2003, Quinenco and its subsidiary, Rio Grande subscribed and paid 2,058,353,792 shares for Ch$49,400 million.

The voluntary offering period concluded on March 24, 2003. Subscribed and paid capital amounted to Ch$51,314 million, divided in 2,138,097,727 shares. Following the close of the pre-emptive rights offering period, Madeco initiated a bond capitalization process that concluded on March 31, 2003. Series A and Series C bondholders capitalized a total of 154,876,051 shares at Ch$24 per share for an amount equivalent to Ch$3,717 million.

As a result of the capital increase, Madeco issued a total of 2,292,973,778 shares. Total subscribed and paid capital as of April 1, 2003 amounted to 2,698,484,806 shares. As a result of the capital increase Quinenco's interest in Madeco increased from 53.4% to 84.3%.


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QUINENCO S.A.
Enrique Foster Sur  No 20, floor No 14
Santiago / CHILE
Phone (56-2) 750-7100
Fax # (56-2) 750-7101
--------------------------------------------------------------------------------

[LOGO]
QUINENCO S.A.
www.quinenco.cl
www.quinencogroup.cl                                          First quarter 2003
--------------------------------------------------------------------------------

Cash proceeds from the capital increase amounted to Ch$51,314 million. Of the total proceeds, Ch$28,841 million was used to repay bank debt and Ch$7,434 million was used to redeem a portion of the outstanding Series A and Series C bonds. Remaining funds of Ch$15,039 million will be used to reduce liabilities and provide additional working capital for the company.

Lucchetti

Lucchetti Peru closed its plant production facilities in early January 2003, following an order to close issued on January 6, 2003 by the Municipality of Chorrillos in Peru. Lucchetti had been involved in a lengthy dispute with authorities over alleged environmental violations. However, these claims were never supported by INRENA, Peru's environmental regulatory authority, which certified that Lucchetti was in compliance with legal and environmental regulations and that the plant was outside of the protected area. Lucchetti plans to seek damages under an existing treaty between Peru and Chile, which establishes that unsettled conflicts are subject to arbitration proceedings in Washington D.C. under the auspices of ICSID. On March 27, 2003, Lucchetti was notified that the case was registered for the establishment of the arbitral tribunal by ICSID. However, the final outcome of any possible arbitration proceedings cannot be determined at this time. Lucchetti invested approximately US$150 million in Peru during the seven years it operated in Peru. The company's book value of its investment was Ch$29,812 million (US$41.5 million) as of December 31, 2002, and the entire amount was charged to 2002 results from operations, in accordance with Chilean accounting norms. Lucchetti's plant facilities, which lie adjacent to the Pantanos de Villa ecological reserve, are currently in a liquidation process.

Quinenco

On April 10, 2003, Quinenco announced that its wholly-owned subsidiary, Hidroindustriales Overseas Company, had obtained a US$19 million loan from Andsberg Finance Corporation Ltd., a financial entity organized under the laws of Bermuda, related to Quinenco's controlling shareholder, Mr. Andronico Luksic Abaroa.


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QUINENCO S.A.
Enrique Foster Sur  No 20, floor No 14
Santiago / CHILE
Phone (56-2) 750-7100
Fax # (56-2) 750-7101
--------------------------------------------------------------------------------

[LOGO]
QUINENCO S.A.
www.quinenco.cl
www.quinencogroup.cl                                          First quarter 2003
--------------------------------------------------------------------------------

Net Income Contribution

                                        Quinenco's
                                        ownership %   1Q 2002         4Q 2002         1Q 2003         1Q 2003
Sector/Company                         at 3/31/2003     MCh$            MCh$            MCh$            MUS$
                                       ------------   -------         -------         -------         -------
Financial Services:
Banco de Chile (1)                        52.2%         3,850           2,342           9,092           12.4

Food & Beverage:
CCU (1)                                   30.8%         3,403           3,501          10,052           13.7
Lucchetti (1)                             93.7%        (1,294)        (31,267)           (654)          (0.9)

Telecommunications:
Telsur (1)                                73.6%         1,194           1,270           1,274            1.8
Entel (2)                                  5.7%           743           1,051           1,108            1.5

Manufacturing:
Madeco (1)(3)                             84.3%        (5,952)         (2,295)         (4,267)          (5.8)

Real estate/hotel admin.:
Carrera (1)                               89.9%          (299)            132             (72)          (0.1)
Habitaria (1)                             50.0%          (171)            257            (211)          (0.3)
                                                      -------         -------          ------           ----
Total operating companies                               1,474         (25,009)         16,322           22.3

Quinenco & holding companies                          (10,533)        (14,637)         23,630           32.3
                                                      -------         -------          ------           ----

Total                                                  (9,059)        (39,646)         39,952           54.6

The figures provided in the above table correspond to Quinenco's proportionate share of each company's net income (loss).

(1)   Operating company in which Quinenco has direct or indirect control.

(2)   Operating company in which Quinenco holds a minority interest.

(3) In March 2003, as a result of a capital increase, Quinenco's interest in Madeco increased from 53.4% to 84.3%.

Net Income - 1Q 2003

      Quinenco reported net income for the first quarter of 2003 which amounted to Ch$39,952 million (US$54.6 million), compared to a net loss of Ch$9,059 million (US$12.4 million) in the first quarter of 2002. The improvement in quarterly earnings was primarily attributable to a higher net income contribution from Quinenco's main operating companies, namely CCU and Banco de Chile as well as higher results at the Quinenco corporate level, which included a Ch$35,857 million (US$49.0 million) settlement from Quinenco's ex-partners in IRSA. Earnings per ordinary share amounted to Ch$37 and earnings per ADR, Ch$370 (US$0.51).


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QUINENCO S.A.
Enrique Foster Sur  No 20, floor No 14
Santiago / CHILE
Phone (56-2) 750-7100
Fax # (56-2) 750-7101
--------------------------------------------------------------------------------

[LOGO]
QUINENCO S.A.
www.quinenco.cl
www.quinencogroup.cl                                          First quarter 2003
--------------------------------------------------------------------------------

Consolidated Income Statement Breakdown

                                 1Q 2002       4Q 2002       1Q 2003         1Q 2003
                                   MCh$          MCh$          MCh$            US$
                                 -------       -------       -------         -------
Revenues
Madeco                            65,753        54,568        61,983          84.7
Lucchetti                         19,083        17,920        14,386          19.7
Telsur                            11,805        12,304        12,628          17.3
Carrera                            1,792         2,088         1,657           2.3
Quinenco & holdings                  186           736           431           0.5
                                  ------        ------        ------         -----
Total                             98,619        87,616        91,085         124.5

Operating income (loss)

Madeco                             2,214          (958)        2,162           3.0
Lucchetti                            604          (478)          296           0.4
Telsur                             2,854         3,494         3,037           4.2
Carrera                             (195)          257            --            --
Quinenco & holdings               (2,137)       (2,462)       (2,196)         (3.1)
                                  ------        ------        ------         -----
Total                              3,340          (147)        3,299           4.5

Non-operating income (loss)

Interest income                    1,750          (226)          755           1.0
Share of  net income/loss
from related co:
Banco de Chile                     3,850         2,342         9,092          12.4
CCU                                3,403         3,501        10,052          13.7
Habitaria                           (171)          257          (211)         (0.3)
Entel                                743         1,051         1,108           1.5
Other equity inv                     (65)          184          (274)         (0.3)
Other non-op income                  530         1,123        36,163          49.4
Amort. of GW expense              (5,277)       (4,946)       (5,161)         (7.0)
Interest expense                 (14,500)      (10,160)      (10,245)        (14.0)
Other non-op expenses             (4,179)      (51,593)       (4,546)         (6.2)
Price-level restatement           (5,475)       12,143          (147)         (0.2)
                                  ------        ------        ------         -----
Total                            (19,391)      (46,324)       36,586          50.0

Income Tax                         1,410         1,034          (861)         (1.2)
Extraordinary items                   --         1,426            --            --
Minority Interest                  5,345         3,141           357           0.5
Amort. of neg. GW                    237         1,224           571           0.8
                                  ------        ------        ------         -----
Net income (loss)                 (9,059)      (39,646)       39,952          54.6

Revenues - 1Q 2003

      Consolidated revenues for the first quarter of 2003 were Ch$91,085 million (US$124.5 million), 7.6% lower than the Ch$98,619 million (US$134.8 million) registered in the first quarter of 2002, mainly due to a decrease of 5.7% in Madeco's sales level and a 24.6% decrease in Lucchetti's sales during the period. Consolidated sales can be broken down as follows:
      Madeco (68.0%), Lucchetti (15.8%), Telsur (13.9%), Carrera (1.8%) and others (0.5%).


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QUINENCO S.A.
Enrique Foster Sur  No 20, floor No 14
Santiago / CHILE
Phone (56-2) 750-7100
Fax # (56-2) 750-7101
--------------------------------------------------------------------------------

[LOGO]
QUINENCO S.A.
www.quinenco.cl
www.quinencogroup.cl                                          First quarter 2003
--------------------------------------------------------------------------------

Operating Income - 1Q 2003

      Operating income for the first quarter of 2003 was Ch$3,299 million (US$4.5 million), down by 1.2% from the Ch$3,340 million (US$4.6 million) reported in the first quarter of 2002. Consolidated operating income fell as a result of lower operating profit attributable to Madeco's and Lucchetti's operations, partially offset by an increase in the operating results of Telsur and Hoteles Carrera.

EBITDA - 1Q 2003

      EBITDA reached Ch$10,915 million (US$14.9 million) in 1Q 2003, compared to Ch$10,493 million (US$14.3 million) in 1Q 2002, an increase of 4.0%.

Non-Operating Results -1Q 2003

      Quinenco reported non-operating income of Ch$36,586 million (US$50.0 million) in the first quarter of 2003, compared to a non-operating loss of Ch$19,391million (US$26.5 million) in the same quarter in 2002. The main items included in non-operating results are discussed below:

      o Proportionate share of net income of equity method investments (net) Quinenco's proportionate share of net income from equity method investments, which includes the results from Banco de Chile and CCU, two of Quinenco's most significant investments, reached Ch$19,767 million (US$27.0 million), compared to Ch$7,760 million (US$10.6 million) in 1Q 2002, an increase of 154.7%. The increase mainly corresponded to increases in the proportionate share of net income from CCU and Banco de Chile. CCU's first quarter 2003 results, which amounted to Ch$32,645 million (US$44.6 million), were boosted by a Ch$20,221 million (US$27.6 million) gain made in connection with the divestiture of its interest in Karlovacka. Quinenco's net share of CCU's income was 30.8%. Banco de Chile's net profit, following the conclusion of its merger process at year end 2002, reached Ch$31,216 million (US$42.7 million) of which Quinenco's share was 29.2%.

      o     Other non-operating income

            Other non-operating income was Ch$36,163 million (US$49.4 million), compared to Ch$530 million (US$0.7 million) in the first quarter of 2002. Other non-operating income in 1Q 2003 included a Ch$35,857 million (US$49.0 million) settlement made by Quinenco's ex-partners in IRSA in late January.

      o     Amortization of goodwill expense

            Amortization of goodwill expense amounted to Ch$5,161 million (US$7.0 million) in the first quarter of 2003, almost unchanged from the Ch$5,277 million (US$7.2 million) reported in the same period in 2002. Goodwill expense is almost entirely related to the Banco de Chile acquisition in 2001, and to a lesser extent, the Banco Edwards acquisition in 1999 (now kept on the books as Bank of Chile). Of the total balance of goodwill at the consolidated level of Ch$343,128 million (US$469.0 million) as of March 31, 2003, Ch$309,105 million (US$422.5 million) was associated with the Banco de Chile acquisition. Goodwill is amortized using the straight-line method over twenty years.


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QUINENCO S.A.
Enrique Foster Sur  No 20, floor No 14
Santiago / CHILE
Phone (56-2) 750-7100
Fax # (56-2) 750-7101
--------------------------------------------------------------------------------

[LOGO]
QUINENCO S.A.
www.quinenco.cl
www.quinencogroup.cl                                          First quarter 2003
--------------------------------------------------------------------------------

      o     Interest Expense

            Interest expense for the first quarter of 2003 amounted to Ch$10,245 million (US$14.0 million), a reduction of 29.3% compared to the same period in 2002. The decrease is primarily associated with a lighter consolidated debt load at Madeco, the non-consolidation of Lucchetti's Peruvian operations and lower prevailing interest rates.

      o     Other non-operating expenses

            Other non-operating expenses amounted to Ch$4,546 million (US$6.2 million), compared to Ch$4,179 million (US$5.7 million) reported in the same quarter in 2002. The main items comprising other non-operating expenses included director and consulting fees of Ch$3,215 million (US$4.4 million) and depreciation of unused assets of Ch$626 million (US$0.9 million).

      o     Price-level restatement and foreign currency translation losses

            Price-level restatement and foreign currency translation losses amounted to Ch$147 million (US$0.2 million) in the first quarter of 2003, compared to losses of Ch$5,475 million (US$7.5 million) in the same period in 2002. In 1Q 2003, the losses specific to foreign currency differences amounted to Ch$2,385 million (US$3.3 million), most of which corresponded to Madeco's operations as a result of the devaluation of the Chilean peso vis-a-vis the US dollar. The price-level restatement gain amounted to Ch$2,238 million (US$3.1 million), almost offsetting the effect of the aforementioned exchange losses.

Income Taxes - 1Q 2003

            Quinenco reported income tax expense of Ch$861 million (US$1.2 million), compared to an income tax credit of Ch$1,410 million (US$1.9 million) during the same period in 2002.

Minority Interest - 1Q 2003

      In the first quarter of 2003, Quinenco reported an add-back to income of Ch$357 million (US$0.5 million), compared to an add-back of Ch$5,345 million (US$7.3 million) in 1Q 2002. The amount is mainly related to minority shareholders' proportionate share of Madeco's first quarter loss.


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QUINENCO S.A.
Enrique Foster Sur  No 20, floor No 14
Santiago / CHILE
Phone (56-2) 750-7100
Fax # (56-2) 750-7101
--------------------------------------------------------------------------------

[LOGO]
QUINENCO S.A.
www.quinenco.cl
www.quinencogroup.cl                                          First quarter 2003
--------------------------------------------------------------------------------

Condensed Consolidated Balance Sheet

                                                As of           As of          As of          As of
                                               3/31/02        12/31/02       3/31/03         3/31/03
                                                 MCh$           MCh$           MCh$            MUS$
                                              ---------      ---------      ---------        -------
Current assets                                  314,129        259,884        271,814          371.6
Fixed assets                                    427,033        394,429        389,203          532.0
Other assets                                    869,466        876,541        847,549        1,158.5
                                              ---------      ---------      ---------        -------
Total assets                                  1,610,628      1,530,854      1,508,566        2,062.1
Current liabilities                             267,280        305,341        214,385          293.1
Long-term liabilities                           564,476        512,136        562,838          769.4
Minority interest                                87,985         79,710         57,576           78.6
Shareholders' equity                            690,887        633,667        673,767          921.0
                                              ---------      ---------      ---------        -------
Total liabilities & shareholders' equity      1,610,628      1,530,854      1,508,566        2,062.1

CONSOLIDATED BALANCE SHEET ANALYSIS (vis-a-vis the 4th quarter of 2002)

Current Assets

      Current assets increased 4.6% compared to the fourth quarter of 2002, mainly due to a higher level of accounts receivable at Madeco, and to a lesser extent, at Lucchetti and Telsur.

Fixed Assets and Other Assets

      Fixed assets did not vary significantly compared to the fourth quarter of 2002. The decrease of 3.3% in other assets mainly corresponded to the negative goodwill generated in the share purchase in Madeco's capital increase.

Current Liabilities

      Current liabilities decreased by 29.8% compared to the fourth quarter of 2002, primarily due to the reduction in short-term bank obligations of Quinenco and Madeco.

Long-term Liabilities

      Long-term liabilities increased by 9.9% versus 4Q 2002, mainly due to the debt restructuring carried out at Madeco in which much of its short-term debt was reprogrammed over a seven-year period.

Minority Interest

      Minority interest decreased by 27.8% compared to the fourth quarter of 2002. The change in minority interest primarily relates to Madeco whose minority shareholders have a decreased proportionate share following Quinenco's increase in ownership to 84.3% in March 2003.

Equity

      Shareholders' equity increased by 6.3% compared to the fourth quarter of 2002, attributable to the current period net income.

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QUINENCO S.A.
Enrique Foster Sur  No 20, floor No 14
Santiago / CHILE
Phone (56-2) 750-7100
Fax # (56-2) 750-7101
--------------------------------------------------------------------------------

[LOGO]
QUINENCO S.A.
www.quinenco.cl
www.quinencogroup.cl                                          First quarter 2003
--------------------------------------------------------------------------------

Quinenco Corporate Level Debt and Cash

      As of March 31, 2003, financial debt at the corporate level was Ch$394,875 million (US$539.8 million). As of the same date, cash and cash equivalents amounted to approximately Ch$71,501 million (US$97.7 million). The debt to total capitalization ratio at the corporate level was 36.9%.

RETURN ON CAPITAL EMPLOYED (ROCE)

With the aim of focusing on creating value for Quinenco's shareholders as well as an indicative measurement of operating company results, the following table indicates the return on capital employed (ROCE) at each of Quinenco's main operating companies (excluding Banco de Chile):

                                                             ROCE (1)
For the 12 months ended 3/31/03                                 (%)
                                                             --------
Madeco                                                         0.7%
Telsur                                                         9.5%
Lucchetti                                                      5.9%
Carrera                                                        0.2%
CCU                                                            7.5%
Habitaria                                                      6.3%

(1)   Adjusted operating return over capital employed for the last 12 months.

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QUINENCO S.A.
Enrique Foster Sur  No 20, floor No 14
Santiago / CHILE
Phone (56-2) 750-7100
Fax # (56-2) 750-7101
--------------------------------------------------------------------------------

[LOGO]
QUINENCO S.A.
www.quinenco.cl
www.quinencogroup.cl                                          First quarter 2003
--------------------------------------------------------------------------------

SECTOR /OPERATING COMPANY ANALYSIS

FINANCIAL SERVICES SECTOR
The following table details Quinenco's proportionate share of income from investments in the Financial Services sector during 2002 and 2003:

FINANCIAL SERVICES

                          Ownership    1Q 2002    4Q 2002   1Q 2003    1Q 2003
                              %          MCh$       MCh$      MCh$       MUS$
                          ---------    -------    -------   -------    -------
Banco de Chile (1)          52.2%       3,850      2,342     9,092      12.4

1) Ownership % corresponds to voting rights. Quinenco's proportionate share of Banco de Chile's income is calculated according to economic ownership percentages in Banco de Chile (20.2%) and SM Chile (51.4%).

BANCO DE CHILE

                                             1Q 2002     4Q 2002        1Q 2003        1Q 2003
                                               MCh$        MCh$           MCh$           MUS$
                                             -------     -------        -------        -------
Operating revenues                            102,221     119,454       104,440         142.8
Provision for loan losses                     (39,472)    (28,384)      (13,321)        (18.2)
Operating expenses                            (59,694)    (76,157)      (56,272)        (76.9)
Net Income (loss)                              13,134       8,791        31,216          42.7
Loan portfolio                              6,201,164   6,192,320     6,188,281       8,459.0
Total assets                                9,234,965   8,639,010     8,921,691      12,195.4
Shareholders' equity                          570,249     621,321       598,666         818.3
Net financial margin                             3.6%        4.6%          3.7%
Efficiency ratio                                58.4%       63.8%         53.9%
ROAE                                             7.9%        5.9%         20.0%
ROAA                                            0.56%       0.40%         1.41%

1Q 2003 Results

Operating revenues increased in the first quarter of 2003 by 2.2% compared to the first quarter of 2002. The increase in operating revenues was primarily due to an increase in fee income which by jumped by 25.3% to 23,530 million (US$32.2 million) as a result of higher income earned on traditional banking services and mutual funds as well as the incorporation of fee income from the bank's debt collection subsidiary. This increase was partially offset by a 2.2% decrease in net financial income. Net financial income which is calculated as the sum of net interest revenue and foreign exchange transactions (net), comprised 72.4% of operating revenues in 1Q 2003. The reduction in net financial income to Ch$75,595 million (US$103.3 million ) was due to a reduction in the bank's average interest earning assets corresponding to both the investment and loan portfolios, lower repricing benefits and lower lending spreads as a result of lower nominal interest rates in 1Q 2003.

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QUINENCO S.A.
Enrique Foster Sur  No 20, floor No 14
Santiago / CHILE
Phone (56-2) 750-7100
Fax # (56-2) 750-7101
--------------------------------------------------------------------------------

[LOGO]
QUINENCO S.A.
www.quinenco.cl
www.quinencogroup.cl                                          First quarter 2003
--------------------------------------------------------------------------------

Provisions, which amounted to Ch$13,321 million (US$18.2 million), showed a significant decrease from the Ch$39,472 million (US$54.0 million) reported in the first quarter of 2002 when heavy provisions were made on loans granted to companies in Argentina and on medium-sized companies associated with the construction sector. In 1Q 2003, provisions for loan losses mostly corresponded to corporate clients in the manufacturing, trade and construction sectors.

Operating expenses fell by 5.7% to Ch$56,272 million (US$76.9 million) compared to the first quarter of 2002 when operating expenses included costs relative to the merger process.

Net income was Ch$31,216 million (US$42.7 million), a increase of more than 137% from the Ch$13,134 million (US$18.0 million) reported in the first quarter of 2002. The increase in net earnings was the result of the aforementioned decrease in provisions for loan losses, a reduction in operating expenses following the conclusion of the merger process and a significant increase in the amount of fee income earned during the first quarter of the year.

As of March 2003, the Bank's loan portfolio had grown by 1.1% over the last twelve month period, mostly in other outstanding loans which include mortgage loans financed by the bank's general borrowings (+42.7%), foreign trade loans (+10.8%), and contingent loans (+8.1%). The increase in these loans more than offset the reduction in commercial loans (-3.6%).

Banco de Chile was the second ranked private bank in the country with a market share of 18.2% according to information published by the Chilean Superintendency of Banks for the period ended March 31, 2003. Its return on capital and reserves (annualized for the twelve-month period) reached 22.0%, compared to 15.7% for the local financial system, according to the same source.

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QUINENCO S.A.
Enrique Foster Sur  No 20, floor No 14
Santiago / CHILE
Phone (56-2) 750-7100
Fax # (56-2) 750-7101
--------------------------------------------------------------------------------

[LOGO]
QUINENCO S.A.
www.quinenco.cl
www.quinencogroup.cl                                          First quarter 2003
--------------------------------------------------------------------------------

FOOD & BEVERAGE SECTOR

The following table details Quinenco's proportionate share of income (loss) from investments in the Food & Beverage sector during 2002 and 2003:

FOOD & BEVERAGE

                    Ownership   1Q 2002    4Q 2002    1Q 2003        1Q 2003
                        %         MCh$       MCh$       MCh$           MUS$
                    ---------   -------    -------    -------        -------
CCU                   30.8%      3,403       3,501     10,052          13.7
Lucchetti             93.7%     (1,294)    (31,267)      (654)         (0.9)


CCU

                             1Q 2002       4Q 2002      1Q 2003        1Q 2003
                               MCh$          MCh$         MCh$           MUS$
                             -------       -------      -------        -------
Sales                         95,759       103,468      100,007         136.7
Operating income (loss)       17,087        14,514       15,269          20.9
Net Income (loss)             11,052        11,370       32,645          44.6
                             -------       -------      -------         -----
Total assets                 636,402       656,224      677,065         925.5
Shareholders' equity         436,649       435,652      295,482         403.9

1Q 2003 Results

CCU's sales in the first quarter of 2003 grew by 4.4% compared to the first quarter of 2002, due to an increase of 7.9% in consolidated sales volumes, partially offset by a 4.3% decline in average prices. The growth in sales volumes was led by the export wine segment (47.2%), beer in Argentina (27.5%) and beer in Chile (3.8%). In addition, Finca La Celia, Vina San Pedro's subsidiary in Argentina, began to consolidate its operations with San Pedro in January of this year which also served to increase the volume sold. The overall increase in volumes sold was partially offset by a decline in volumes of the Chilean domestic wine and soft drinks segments which fell by 10.6% and 0.9%, respectively. Average prices were affected by 13.7% lower prices in beer Argentina, 3.5% lower prices in beer Chile and 2.4% lower prices in soft drinks. In addition, average export wine prices were also down (16.5%) due to large bulk sales.

Operating income dropped by 10.6% to Ch$15,269 million (US$20.9 million) due to higher cost of goods sold as a result of the devaluation in the Chilean peso which put pressure on raw material costs as well as higher SG&A expenses and the additional expenses associated with the new pisco business. The operating margin as a percentage of sales fell from 17.8% in the first quarter of 2002 to 15.3% in 1Q 2003.

Non-operating results jumped from a loss of Ch$2,932 million (US$4.0 million) in 1Q 2002 to a non-operating profit of Ch$23,247 million (US$31.8 million) in 1Q 2003. The improvement in non-operating results in the first quarter of the year was mostly attributable to the gain on sale of Ch$20,221 million (US$27.6 million) recognized in connection with the divestiture of CCU's interest in Karlovacka Pivovara, d.d., a Croatian brewery which was sold to Heineken in March 2003.

Net income was Ch$32,645 million (US$44.6 million), an increase of 195.4% over net income in the first quarter of 2002. The increase in period profits was mainly due to the aforementioned non-recurring gain recognized in connection with the sale of the Karlovacka brewery, improved price-level restatement results and lower income taxes. The increase in net profit during the quarter was partially offset by lower operating profits.


                                                                   Page 12 of 17
--------------------------------------------------------------------------------
QUINENCO S.A.
Enrique Foster Sur  No 20, floor No 14
Santiago / CHILE
Phone (56-2) 750-7100
Fax # (56-2) 750-7101
--------------------------------------------------------------------------------

[LOGO]
QUINENCO S.A.
www.quinenco.cl
www.quinencogroup.cl                                          First quarter 2003
--------------------------------------------------------------------------------

LUCCHETTI

                              1Q 2002     4Q 2002       1Q 2003        1Q 2003
                                MCh$        MCh$          MCh$*          MUS$
                              -------     -------       -------        -------
Sales                          19,083      17,920        14,386          19.7
Operating income (loss)           604       (478)           296           0.4
Net Income (loss)              (1,381)    (33,371)         (698)         (1.0)
                              -------      ------        ------         -----
Total assets                  123,596      76,726        77,671         106.2
Shareholders' equity           50,317      16,270        15,553          21.3

* In accordance with instructions of the SVS, since December 31, 2002, Lucchetti no longer consolidates with its subsidiary Lucchetti Peru.

1Q 2003 Results

Lucchetti reported sales of Ch$14,386 million (US$19.7 million) in the first quarter of 2003, down by 24.6% compared to the same period in 2002. The decrease in sales is attributable to the closure of the Peruvian operations in early January 2003 (Ch$4,971 million, US$6.8 million), compared to the same period in 2002. Lucchetti's sales in Chile increased by 1.9% (Ch$274 million, US$0.4 million) in the first year of 2003, mainly as a result of higher pasta and soup volumes, partially offset by a sharp drop in the sales volume of edible oils.

Operating profit, equivalent to 2.1% of sales, declined by Ch$308 million (US$0.4 million) to Ch$296 million (US$0.4 million), attributable to the low margins associated with edible oils.

Non-operating losses amounted to Ch$980 million (US$1.3 million), a significant decline from the Ch$1,802 million (US$2.5 million) reported in the same period in 2002. Non-operating losses were reduced mainly due to a decrease in interest expense, which declined from Ch$1,297 million (US$1.8 million) in 1Q 2002 to Ch$831 million (US$1.1 million) in 1Q 2003 owing to the non-consolidation of Lucchetti Peru and low prevailing interest rates.

Lucchetti reported a net loss of Ch$698 million (US$1.0 million) compared to a net loss of Ch$1,381 million (US$1.9 million) in the same period of 2002. The reduction in Lucchetti's net loss was primarily attributable to lower non-operating expenses, partially offset by the decline in operating profit in the first quarter of the year.


                                                                   Page 13 of 17
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QUINENCO S.A.
Enrique Foster Sur  No 20, floor No 14
Santiago / CHILE
Phone (56-2) 750-7100
Fax # (56-2) 750-7101
--------------------------------------------------------------------------------

[LOGO]
QUINENCO S.A.
www.quinenco.cl
www.quinencogroup.cl                                          First quarter 2003
--------------------------------------------------------------------------------

TELECOMMUNICATIONS SECTOR

The following table details Quinenco's proportionate share of income from investments in the Telecommunications sector during 2002 and 2003:

TELECOMMUNICATIONS

                   Ownership    1Q 2002    4Q 2002     1Q 2003      1Q 2003
                       %          MCh$       MCh$        MCh$         MUS$
                   ---------    -------    -------     -------      --------
Telsur               73.6%       1,194      1,270       1,274         1.8
Entel (1)             5.7%         743      1,051       1,108         1.5

(1) Non-controlling interest.

TELSUR

                              1Q 2002       4Q 2002       1Q 2003        1Q 2003
                                MCh$          MCh$          MCh$           MUS$
                              -------       -------       -------        -------
Sales                          11,805        12,304        12,628          17.3
Operating income (loss)         2,854         3,494         3,037           4.2
Net Income (loss)               1,623         1,727         1,732           2.4
                              -------       -------       -------         -----
Total assets                  139,049       138,220       138,864         189.8
Shareholders' equity           57,987        57,596        59,416          81.2

1Q 2003 Results

Telsur's sales in the first quarter of 2003 increased by 7% to Ch$12,628 million (US$17.3 million), mainly due to the consolidation of internet, security and data services as well as higher equipment sales. This increase more than offset the decline in basic telephony service revenues which continued to erode due to substitution of fixed telephony for mobile telephony alternatives.

Operating profit increased by 6.4% to Ch$3,037 million (US$4.2 million), attributable to the growth experienced in internet and security services as well as a sharp decrease in selling, general and administrative expenses, which fell by 7.1% following the company restructuring which took in the second quarter of last year.

Telsur reported non-operating losses of Ch$822 million (US$1.1 million), a 4.9% increase from the Ch$784 million (US$1.1 million) reported in the first quarter of 2002. The increase in non-operating losses was mainly related to a lower level of non-operating income and interest income compared to the first quarter of 2002, partially offset by a sharp drop in interest expense due to low prevailing interest rates.

Telsur reported net income of Ch$1,732 million (US$2.4 million, up by 6.7% compared to the same period in 2002, mainly attributable to the improvement in performance at the operating level.


                                                                   Page 14 of 17
--------------------------------------------------------------------------------
QUINENCO S.A.
Enrique Foster Sur  No 20, floor No 14
Santiago / CHILE
Phone (56-2) 750-7100
Fax # (56-2) 750-7101
--------------------------------------------------------------------------------

[LOGO]
QUINENCO S.A.
www.quinenco.cl
www.quinencogroup.cl                                          First quarter 2003
--------------------------------------------------------------------------------

MANUFACTURING SECTOR
The following table details Quinenco's proportionate share of income (loss) from investments in the Manufacturing sector during 2002 and 2003:

MANUFACTURING

                 Ownership     1Q 2002     4Q 2002    1Q 2003     1Q 2003
                     %           MCh$        MCh$       MCh$        MUS$
                 ---------     -------     -------    -------     --------
Madeco             84.3%*      (5,952)     (2,295)    (4,267)      (5.8)

*As of March 31, 2003


MADECO

                            1Q 2002       4Q 2002       1Q 2003        1Q 2003
                              MCh$          MCh$          MCh$           MUS$
                            -------       -------       -------        -------
Sales                        65,753        54,568        61,983          84.7
Operating income (loss)       2,214          (958)        2,162           3.0
Net Income (loss)           (10,607)       (4,300)       (5,061)         (6.9)
                            -------       -------       -------         -----
Total assets                407,628       380,043       401,969         549.5
Shareholders' equity        117,908        99,728       151,546         207.2

1Q 2003 Results

Madeco's sales level in the first quarter of 2003 fell by 5.7% from Ch$65,753 million (US$89.9 million) to Ch$61,983 million (US$84.7 million). The decrease was primarily attributable to lower sales of the wire and cable business unit and to a lesser extent, the aluminum profiles business unit, partially offset by an increase in sales corresponding to the brass mills and flexible packaging business units. Wire and cable sales, which accounted for almost most of the decline in consolidated sales in the quarter, continue to be hampered by low demand in Brazil by the telecom and energy sectors and to a lesser extent, in Chile by telecom operators.
Sales of the wire and cable business unit (whose principal operation is Ficap Brazil) accounted for 47.7% of total sales, followed by brass mills (24.1%), flexible packaging (16.5%) and aluminum profiles (11.7%).

Operating income amounted to Ch$2,162 million (US$3.0 million), down by 2.3% from the Ch$2,214 million (US$3.0 million) reported in the in 1Q 2002. Despite the decrease in absolute terms, the operating margin increased from 3.4% of sales to 3.5% as a result of measures taken to reduce the company's fixed cost structure. Although the wire and cable unit generated an operating loss of Ch$347 million (US$0.5 million) during the quarter, performance of Madeco's other three business units picked up substantially, contributing Ch$2,509 million (US$3.4 million) to the quarterly operating results.

Non-operating losses were cut by 48.5% to Ch$6,949 million (US$9.5 million) versus Ch$13,489 million (US$18.4 million) one year ago. The decrease in non-operating losses was mainly attributable to lower price-level restatement foreign currency translation losses which amounted to Ch$1,763 million (US$2.4 million) and were related to the devaluation of the Chilean peso vis-a-vis the US dollar. In addition, Madeco reported a sharp reduction in interest expense of 10.8% to Ch$4,080 million (US$5.6 million), which resulted from low prevailing interest rates as well as a reduction in bank debt in early March using proceeds received in the capital increase.


                                                                   Page 15 of 17
--------------------------------------------------------------------------------
QUINENCO S.A.
Enrique Foster Sur  No 20, floor No 14
Santiago / CHILE
Phone (56-2) 750-7100
Fax # (56-2) 750-7101
--------------------------------------------------------------------------------

[LOGO]
QUINENCO S.A.
www.quinenco.cl
www.quinencogroup.cl                                          First quarter 2003
--------------------------------------------------------------------------------

The net loss for the first quarter of 2003 was Ch$5,061 million (US$6.9 million), a significant reduction from the net loss of Ch$10,607 million (US$14.5 million) reported in 1Q 2002, mainly as a consequence of the aforementioned improvement at the non-operating level.

REAL ESTATE/HOTEL ADMINISTRATION
The following table details Quinenco's proportionate share of income from investments in the Real Estate/Hotel Administration sector during 2002 and 2003:

REAL ESTATE/HOTEL ADMINISTRATION

                      Ownership    1Q 2002    4Q 2002   1Q 2003    1Q 2003
                          %          MCh$       MCh$      MCh$       MUS$
                      ---------    -------    -------   -------    -------
Hoteles Carrera         89.9%       (299)       132       (72)      (0.1)
Habitaria               50.0%       (171)       257      (211)      (0.3)


HOTELES CARRERA

                               1Q 2002     4Q 2002       1Q 2003       1Q 2003
                                 MCh$        MCh$          MCh$          MUS$
                               -------     -------       -------       -------
Sales                           1,792        2,088         1,657          2.3
Operating income (loss)          (195)         257             0            0
Net income (loss)                (333)         148           (80)        (0.1)
                               ------       ------        ------         ----
Total assets                   24,075       23,322        23,259         31.8
Shareholders' equity           15,243       14,594        14,514         19.8

1Q 2003 Results

Carrera reported sales revenues of Ch$1,657 million (US$2.3 million) in the first quarter of 2003, a decrease of 7.5% compared to the first quarter of 2002. The decrease is primarily attributable to lower occupancy rates and tariffs corresponding to the hotels located in the north of Chile. This decrease was partially offset by an increase in revenues of the Santiago flagship hotel as a result of higher occupancy rates during the quarter.

Hoteles Carrera broke even at the operating level, having reduced quarterly operating losses by Ch$195 million (US$0.3 million). This carried through to the bottom line and cut Carrera's net loss from Ch$333 million (US$0.5 million) in 1Q 2002 to Ch$80 million (0.1 million) in 1Q 2003. Carrera's operations benefited from cost cutting measures as well as a reduction in interest expense for the period due to a lighter debt load and low prevailing interest rates.


                                                                   Page 16 of 17
--------------------------------------------------------------------------------
QUINENCO S.A.
Enrique Foster Sur  No 20, floor No 14
Santiago / CHILE
Phone (56-2) 750-7100
Fax # (56-2) 750-7101
--------------------------------------------------------------------------------

[LOGO]
QUINENCO S.A.
www.quinenco.cl
www.quinencogroup.cl                                          First quarter 2003
--------------------------------------------------------------------------------

HABITARIA

                               1Q 2002     4Q 2002    1Q 2003      1Q 2003
                                MCh$        MCh$        MCh$         MUS$
                               -------     -------    -------      -------
Sales                           2,657       8,160       2,332         3.2
Operating income (loss)          (146)        612        (332)       (0.5)
Net Income (loss)                (342)        520        (421)       (0.6)
                               ------      ------      ------        ----
Total assets                   48,030      47,173      45,121        61.7
Shareholders' equity           16,229      17,478      17,057        23.3

1Q 2003 Results

Habitaria reported consolidated sales of Ch$2,332 million (US$3.2 million) in the first quarter of 2003, a decrease of 12.2% from the Ch$2,657 million (US$3.6 million) reported in 1Q 2002. During the quarter ended March 31, 2003, Habitaria sold 44 housing units compared to 53 units sold in the same period of 2002.
It reported a net loss of Ch$421 million (US$0.6 million) for the quarter. Since Habitaria recognizes income (and its corresponding cost) related to the sale of its housing units in the final phase of the sales process, revenues do not fully reflect units sold under agreement for future delivery during the period. Administration and overhead expenses are recognized when incurred. Therefore, financial results may reflect a mis-matching of revenues and expenses.

As March 31, 2003, an additional 133 apartments are under sales agreements, to be delivered in future periods (not included in 1Q 2003 revenue). Habitaria's inventory of finished stock as of March 31, 2003 (excluding pre-sold units as of the same date) was 289 apartments and homes. During 2003, Habitaria is expected to finish constructing three additional phases of ongoing projects.

                                        #

All of Quinenco's Earnings and Press Releases and other relevant information on the Company, including quarterly financial statements, are available for viewing on the Company's website:

                                www. quinenco.cl
                              www. quinencogroup.cl


                                                                   Page 17 of 17
--------------------------------------------------------------------------------
QUINENCO S.A.
Enrique Foster Sur  No 20, floor No 14
Santiago / CHILE
Phone (56-2) 750-7100
Fax # (56-2) 750-7101
--------------------------------------------------------------------------------

                                    SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           QUINENCO S.A.

                                           By: /s/ Luis Fernando Antunez
                                           -------------------------------------
                                           Name: Luis Fernando Antunez
                                           Title: Authorized Representative


Dated: May 19, 2003